Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated August 11, 2014

J.P.Morgan

J.P. Morgan High Yield ETF Volatility Target Index 3%

Performance Update - July 2014

OVERVIEW

The J.P. Morgan High Yield ETF Volatility Index 3% (ticker: JPUSHY3E) is a notional dynamic strategy that tracks the return of an exchange-traded fund (the High Yield Constituent) in excess of a synthetic borrowing cost component accruing interest at the 3-month USD LIBOR, while targeting a specific volatility on a daily basis, less a fee of 1.00% per annum, that accrues daily. The High Yield Constituent is currently the PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund, which seeks to provide total return that corresponds, before fees and expenses, to the total return of BofA Merrill Lynch 0-5 Year US High Yield Constrained Index. The High Yield Volatility Index targets an annualized volatility of 3% on a daily basis by dynamically adjusting its exposure to the High Yield Constituent based on the historical volatility of the High Yield Constituent.



Hypothetical and Actual Historical Performance - August 16, 2011 to June 30, 2014



130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
Aug-11
Feb-12
Aug-12
Feb-13
Aug-13
Feb-14
High Yield ETF Volatility Target Index 3%
PIMCO 0-5 Year High Yield Corp Bond Index ETF (Exess Return)
Barclays Aggregate Bond Index (Excess Return)

Hypothetical and Actual Historical Volatility – August 16, 2011 to June 30, 2014



High Yield ETF Volatility Target Index 3%
PIMCO 0-5 Year High Yield Corp Bond Index ETF (Excess Return)
Barclays Aggregate Excess Return
Target Volatility
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Jun-13
Aug-13
Oct-13
Dec-13
Feb-14
Apr-14
Jun-14

Key Features of the Index

- The PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund is designed to track the short dated high yield corporate bond sector.
- The High Yield constituent tracks The BofA Merrill Lynch 0-5 Year US High Yield Constrained Index SM, and aims to achieve the yield, volatility level, and low or negative correlations with other asset classes inherent in short maturity high yield.
- Volatility control mechanism continuously adjusts the exposure to the PIMCO 0-5 Year High Yield Corporate Bond ETF with the aim of achieving a constant realized volatility of 3%.
- TICKER: JPUSHY3E

Recent Index Performance

	June 2014	May 2014	April 2014	YTD
Historical Return	0.45%	0.21%	0.34%	2.00%

July 07, 2014

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and Correlation – June 30, 2014

	Two Year Annualized Return	One year Annualized Return	Annualized Returns Since Inception	Annualized Vol Since Inception	Sharpe Ratio Since Inception	Correlation Since Inception
High Yield ETF Volatility Target Index 3%	6.44%	6.28%	5.66%	2.38%	2.38	
PIMCO 0-5 Year High Yield Corporate Bond Index ETF (Excess Return)	7.89%	8.51%	8.32%	3.94%	2.11	88.39%
Barclays Aggregate Bond Index (Excess Return)	1.34%	3.97%	2.10%	3.07%	0.69	-2.71%

Notes

Hypothetical, historical performance measures: Represents the performance of High Yield ETF Volatility Target Index 3% based on, as applicable to the relevant measurement period, the hypothetical backtested daily closing levels from August 16, 2011 to February 27, 2014 and the actual historical performance of the Index based on the daily closing level from June 30, 2014, as well as the performance of the PIMCO 0-5 Year High Yield Corporate Bond Index ETF (Excess Return), and the Barclays Aggregate Bond Index (Excess Return) over the same periods. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). There is no guarantee the High Yield ETF Volatility Target Index 3% will outperform the PIMCO 0-5 year High Yield Corporate Bond Index ETF (Excess Return), the Barclays Aggregate Bond Index (Excess Return) or any alternative investment strategy. Sources: Bloomberg and JPMorgan.
PIMCO 0-5 Year HighYield Corporate Bond Index ETF (Excess Return) represents a hypothetical index constructed from the total returns of the PIMCO 0-5 Year High Yield Corporate Bond Index ETF with the returns of the Cash Index deducted. Barclays Aggregate Bond Index (Excess Return) represents a hypothetical index constructed from the returns of the Barclays Aggregate Index with the returns of the Cash Index deducted.

Volatility: hypothetical, historical six-month annualized volatility levels are presented for informational purposes only. Volatility levels are calculated from the historical returns, as applicable to the relevant measurement period, of the ETF Efficiente, PIMCO 0-5 Year High Yield Corporate Bond Index ETF (Excess Return), and the Barclays Aggregate Bond Index (Excess Return). Volatility represents the annualized standard deviation of the relevant index's arithmetic daily returns since August 16, 2011. The Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

The back-tested, hypothetical, historical annualized volatility and index returns may use substitutes for any ETF that was not in existence or did not meet the liquidity standards at that particular time.

The back-tested, hypothetical, historical annualized volatility and index returns have inherent limitations. These volatility and return results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the relevant indices will have the volatility shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities and returns may vary materially from this analysis. Source: Bloomberg and JPMorgan.

Cash Index: The JPMorgan Cash Index USD 3 Month (Ticker: JPCAUS3M Index)

Excess Return: An "excess return" Index is an Index that reflects a return on a synthetic investment in underlying assets or portfolio of assets where the investment was made through the use of borrowing funds. In the case of the High Yield ETF Volatility Target Index 3%, the "excess return" is the level of the Index less the "Cash Index".

Inception: August 16, 2011

Key Risks

- The level of the Index will include the deduction of a fee.
- The strategy may not be successful. It may not outperform an alternative strategy related to the underlying Indexes.
- Our affiliate, JPMS plc, is the index calculation agent and Index Sponsor and may adjust the index in a way that affects its level.
- Changes in the value of Index constituents may offset each other.
- The Index has a limited operating history and may perform in unanticipated ways.
- The Index may not achieve its target volatility.
- The daily adjustment of exposure to the High Yield Constituent may vary, and the Index may be potentially uninvested.
- The Index is subject to short-term borrowing costs.
- The 3-month USD LIBOR will be affected by a number of factors including Federal Reserve Board policies, prevailing interest rates, general economic conditions, and changes on or perceptions about future 3-month USD LIBOR levels.
- An investment in the Index is subject to risks associated with fixed-income securities, including interest rate risk and credit risk.
- The risks identified above are not exhaustive. You should review carefully the related "Risk Factors" section in the relevent product supplement and underlying supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

DISCLAIMER
JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.
Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-177923

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